
Power to Gas
HYDROGENICS
e·on
VATTENFALL

Q4 2014 Earnings Presentation

March 4, 2015

HYDROGENICS

SHIFT **POWER** | **ENERGIZE** YOUR WORLD

Safe Harbor Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

2014 Highlights

- First profitable quarter – 4Q 2014
- Strong backlog (firm orders) and pipeline (qualified leads) heading into 2015
- Base of established customers with significant reorder potential
- Differentiated position in Power-to-Gas technology for Energy Storage
- Multiple paths to growth acceleration through Energy Storage, Hydrogen Power Generation, and technology partnerships
- Poised for event-driven inflection during 2015







Energy Storage: We Bottle the Wind and the Sun

- Pumped hydro installations have historically been the primary source of energy storage
  - Require a “lake on a mountain” approach
- Hydrogenics’ solution can be installed anywhere, at any size
- Multiple paths to deliver value from the hydrogen-based stored energy depending on local prices and policy
- Germany and the EU are now adopting policies which will enable us to monetize the value of our solution
- More than 10 established reference sites with marquee partners such as E.ON and Enbridge
- One of the winners of a Canadian competition with >400 bids



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Power-to-Hydrogen Conversion Has Many Paths to Value – Hence a Strong Business Foundation



POWER GRID
SURPLUS OR LOW-COST ELECTRICITY
Wind turbine
Solar PV
Power-to-Hydrogen
Electrolysis
H2
H2 storage (optional)
H2O
O2
Power-to-Power
Gas turbines
Fuel cells
CHP
Heat
Power-to-Gas
CO2
Methanation
Blending
Chemical plants
Refineries
Refuelling stations
Power-to-Chemicals
Industry
Ammonia
Speciality chemicals
Power-to-Fuels
Low CO2 fuels
Methanol
CNG
Power-to-Mobility
Hydrogen Vehicles (FCEV)
GAS GRID
Hydrogen network
Power network
Gas network
Liquid fuels network

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Hydrogen Provides for Multi-Day and Seasonal Storage — GWh Scale Cannot be Matched by Pumped Hydro or CAES



1 sec
1 min
1 h
1 d
1 GW
100 MW
10 MW
1 MW
100 kW
10 kW
1 kW
Rated Power
0.1 kWh
1 kWh
10 kWh
100 kWh
1 MWh
10 MWh
100 MWh
1 GWh
10 GWh
100 GWh
Energy
PHS
CAES
H2
SNG
Li-Ion
NaS & (NaNiCl)
SMES
DLC
FES
BEV
RFB
LA
BEV Battery Electric Vehicle (NiMH and Li ion)
CAES Compressed Air ES
DLC Double Layer Capacitor
FES Flywheel Energy Storage
H2 Hydrogen Storage
LA Lead Acid Battery
Li-Ion Li Ion Battery
NaS Sodium Sulphur Battery
PHS Pumped Hydro Storage
RFB Redox Flow Battery
SMES Superconduct. magnetic ES
SNG Synthetic Natural Gas

Fraunhofer

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Numerous Third Party Reports Lend Credibility to Our Solution

Publication	Potential for water electrolysis (P2G)
"Study of the requirement for electricity storage in Germany" Agora Energiewende	GER: **16 GW (2023)**, 80 GW (2033) and **130 GW (2050)**
Commercialisation of Energy Storage in Europe *Mc Kinsey, FCH-JU, 2014*	GER: **170 GW by 2050** (all energy storage)
"Reduction of CO2 emissions by addition of hydrogen to natural gas" by Haines, Polman and de Laat, in IEA Greenhouse Gas Control Technologies Volume 1	UK: **23.5 GW** of electrolysis **in 2050**
"Study of hydrogen and methanation as processes for capturing the value of excess electricity" Report by ADEME GRTGaz and GRDF, France	FR: 1.2-1.4 GW of P2G plant in France by 2030 and up to **24 GW by 2050**
"The role of power-to-gas in the future Dutch energy system" ECN and DNVGL for TKI Gas, 2014	HOL: **20 GW** of installed P2G capacity if deep CO_2 emission reduction targets in the energy system (-80% to -95% **by 2050**)
NREL Hydrogen Energy Storage workshop proceedings **February 2015**	

Energy Storage Business Outlook

- Hydrogenics awarded over $18M in projects during 2014 for energy storage
- Overall pipeline for energy storage now at $80M – each project is first of its kind for customer
  - Bids in process; long lead times a reality of technology adoption
- Recent Ontario IESO award will provide first MW-scale North American reference site
  - 50 bidders, 400 bids, Hydrogenics one of 5 winners
  - 2MW project will use next-generation PEM platform and include 8MWh of storage
- Second E.ON site in Germany to be reference for PEM technology



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Fuel Cells: Differentiated Mobility Product Platform

- Fuel Cell range extension for electric vehicles
- Celerity heavy duty mobility product
  - Product designed for simplicity of installation and seamless integration with Siemens electric drive
  - After product introduction last fall, sales pipeline very strong
  - Present and sponsored the International Fuel Cell Bus workshop in California in February, 2015 – C module catching attention of bus and trucks
  - Numerous funding proposals for zero emission transport projects with Celerity on board have been submitted over the past few months

CELERITY
purpose-built for heavy duty mobility


CELERITY







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MW Fuel Cell Systems for Power Generation: Kolon JV

KOLON

- Revenue for initial 1MW fuel cell power system booked in Q4 – now being upgraded for outdoor installation
- After confirmation of technology, rapid order intake during 2015 expected
  - Remaining 9MW of secured orders to be shipped after first megawatt validated
  - More than 100MW of accessible market identified
- Build-own-operate model includes long-term service agreements – recurring revenue opportunities
- South Korean policies and availability of excess industrial hydrogen pave the way for attractive market dynamics and expected high demand



200MW package system

Cost, performance, scale and zero carbon emissions now enable new markets for continuous power generation at utility scale

Outlook Supported by Pipeline Trends



$M
200
150
100
50
0
Revenue 2014
Firm Orders for 2015 Delivery
Weigthed Regular Business Pipeline
MW Power Generation
Balance of Major Programs
Delivery > 1 yr
Pending Customer Firm-up
Qualified Leads
Firm Order with PO
Revenue

- Strong backlog at $62M, of which $40M will ship within one year
- Capability to book and ship during first six months of the year
- Already secured substantial programs with established customers – additional orders to follow
- MW power generation (Kolon) next step is substantial, following proof of 1MW
- Energy storage pipeline has 1-15MW projects with good maturity

Summary: Poised for Significant Expansion

- Demonstrated ability to scale the business and manage costs
- Strong, active pipeline of large P2G opportunities – expected to accelerate after E.ON PEM system up and running, serving as showcase installation
- Kolon JV the impetus to rapid growth in multi-megawatt fuel cell power generation
- Ready to served increasing demand for electrified transport on new Celerity Platform

Cost Discipline

Differentiated Growth Platform

Multiple Ways to Win

Q4 Revenue

Three months ended December 31, 2014


Revenue
$M
16.0
12.0
8.0
4.0
0.0
42%
11.0
15.7
Power Systems
OnSite Generation
2013
2014


Revenue by Business Unit
$M
10
8
6
4
2
0
6.9
9.3
4.1
6.4
2013
2014
OnSite Generation
Power Systems

Notes

Revenue increased $4.7 million, or 42%, reflecting a higher sales in Company's OnSite Generation and Power Systems business units.

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Full Year Revenue

Twelve months ended December 31, 2014



Revenue
$M
50
45
40
35
30
25
20
15
10
5
0
42.4
7%
45.5
Power Systems
On Site Generation
2013
2014



Revenue by Business Unit
$M
35
30
25
20
15
10
5
0
30.2
24.1
18.3
15.3
2013
2014
OnSite Generation
Power Systems

Notes

Revenue increased $3.1 million, or 7%, primarily reflecting higher sales within the Company's OnSite Generation business unit.

Q4 Gross Margin

Three months ended December 31, 2014


Gross Margin
%
40.0
30.0
20.0
10.0
-
24.6
19.1
5.5 Percentage Points
2013
2014
Power Systems
OnSite Generation


Gross Margin By Business Unit
%
40
35
30
25
20
15
10
5
0
17.6
14.8
36.5
25.3
OnSite Generation
Power Sytems
2013
2014

Notes

Gross margin was 19.1% of revenue for the quarter versus 24.6% in the prior-year period, reflecting a change in product mix as well as the impact of Euro denominated revenue while a significant amount of cost of sales are denominated in US dollars.

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Full Year Gross Margin

Twelve months ended December 31, 2014

Gross Margin



%
40.0
30.0
20.0
10.0
-
28.4
24.6
3.8 Percentage Points
Power Systems
On Site Generation
2013
2014

Gross Margin By Business Unit



%
50
45
40
35
30
25
20
15
10
5
0
45.7
33.3
20.2
15.3
2013
2014
OnSite Generation
Power Sytems

Notes

Gross margin declined due to lower margin revenue in the Power Systems segment, partially offset by improved operating performance in the OnSite Generation segment.

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Q4 Cash Operating Costs

Three months ended December 31, 2014



$M
5
4
3
2
1
0
2.9
7% decrease
2.7
0.2
0.3
2.7
2.4
R&D
SG&A
2013
2014

Notes

- Cash operating costs decreased 7% primarily due to the translation of Euro and Canadian dollar denominated balances to US dollars.
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, stock-based compensation expense and compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to the reconciliation of this measure to loss from operations.

Full Year Cash Operating Costs

Twelve months ended December 31, 2014


$M
13.5
3% Increase
13.9
2.6
3.3
10.9
10.6
R&D
SG&A
14
12
10
8
6
4
2
0
2013
2014

Notes

- Cash operating costs were $13.9 million, versus $13.5 million in 2013. The year-over-year change primarily reflects an increase in R&D spending of $0.7 million, partially offset by a decline in the SG&A expense of $0.3 million related to exchange rate fluctuations.
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, stock-based compensation expense and compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to the reconciliation of this measure to loss from operations.

Q4 Results

(in $ millions)

	Three months ended Dec. 31		Change	
	2014	2013	$	%
Revenue	$ 15.7	$ 11.0	4.7	42%
Gross Profit	3.0	2.7	0.3	11%
Gross Margin %	*19.1%*	*24.6%*		
Operating Expenses				
Selling, general and administrative (excluding stock-based compensation, amortization and depreciation)	2.5	2.7	(0.2)	(7)%
Research and product development	0.3	0.2	0.1	50%
Adjusted EBITDA	$ 0.2	$ (0.2)	$ 0.4	200%

Notes

- Adjusted EBITDA is defined as net loss excluding: cash settled long term compensation indexed to share price, share settled stock-based compensation expense, net finance income and expenses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of ongoing operational results. Refer to slide 15 for a reconciliation of this measure to net loss.

Full Year Results

(in $ millions)

	Twelve months ended Dec. 31		Change	
	2014	2013	$	%
Revenue	$ 45.5	$ 42.4	3.1	7%
Gross Profit	11.2	12.1	(0.9)	(7)%
Gross Margin %%	*24.6%*	*28.4%*		
Operating Expenses				
Selling, general and administrative (excluding stock-based compensation, amortization and depreciation)	10.4	10.7	(0.3)	(3)%
Research and product development	3.3	2.6	0.7	28%
Adjusted EBITDA	$ (2.5)	$ (1.2)	(1.3)	109%

Notes

- Adjusted EBITDA is defined as net loss excluding: cash settled long term compensation indexed to share price, share settled stock-based compensation expense, net finance income and expenses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of ongoing operational results. Refer to reconciliation of this measure to net loss later in the presentation.

Order Backlog

As at December 31, 2014

($M)

	Oct. 1/14 Backlog	Orders Received	FX	Orders Delivered	Dec. 31/14 Backlog
OnSite Generation	$ 27.0	$ 10.5	$ 0.1	$ 9.3	$ 28.3
Power Systems	39.9	1.2	(0.8)	6.4	33.9
Total	$ 66.9	$ 11.7	$ (0.7)	$ 15.7	$ 62.2

	Expected Revenue Recognition	
	During next 12 mths	Beyond next 12 mths
OnSite Generation	27.8	0.5
Power Systems	11.3	22.6
Total	39.1	23.1

Consolidated Balance Sheet Highlights

($M)

	Dec. 31, 2014	Dec. 31, 2013	Change $	Change %
Cash and cash equivalents and restricted cash	$ 10.4	$ 13.8	(3.4)	(25)%
Trade, other and grants receivable	12.9	5.4	7.5	139%
Inventories	14.7	12.8	1.9	15%
Trade and other payables	13.2	13.2	-	-%
Warrants[1]	-	1.1	(1.1)	(100)%

[1] Note: All outstanding warrants were exercised in January 2014

Reconciliation of Non-IFRS Measures – Cash Op. Costs

($M)

	Three months ended December 31, 2014		Three months ended December 31, 2013	
Cash operating costs	$	2.7	$	2.9
Less: Gross profit		(3.0)		(2.7)
Add: Stock-based compensation		0.1		0.2
Add: Deferred compensation plans indexed to share price		(0.4)		2.0
Add: Amortization and depreciation		0.3		0.1
(Income)/Loss from operations	$	(0.3)	$	2.5

Reconciliation of Non-IFRS Measures – Cash Op. Costs

($M)

	Twelve months ended December 31, 2014	Twelve months ended December 31, 2013
Cash operating costs	$ 13.9	$ 13.5
Less: Gross profit	(11.2)	(12.1)
Add: Stock-based compensation	0.5	0.6
Add: Deferred compensation plans indexed to share price	0.1	4.2
Add: Amortization and depreciation	0.5	0.6
Loss from operations	$ 3.8	$ 6.8

Reconciliation of Non-IFRS Measures – Adj. EBITDA

($M)

	Three months ended December 31, 2014		Three months ended December 31, 2013	
Adjusted EBITDA (loss)	$	0.2	$	(0.2)
Stock-based compensation *(cash settled and share settled)*		0.3		(2.1)
Amortization and depreciation		(0.1)		(0.2)
Finance (income) loss, net		0.2		(0.6)
Net income/(loss)	**$**	**0.6**	**$**	**(3.1)**

Reconciliation of Non-IFRS Measures – Adj. EBITDA

($M)

	Twelve months ended December 31, 2014	Twelve months ended December 31, 2013
Adjusted EBITDA loss	$ 2.5	$ 1.2
Add: Stock-based compensation *(cash settled and share settled)*	0.6	4.8
Add: Amortization and depreciation	0.7	0.8
Add: Finance (income) loss, net	0.7	2.1
Net loss	**$ 4.5**	**$ 8.9**

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